EXHIBIT 21

SUBSIDIARIES OF RYERSON TULL, INC.

The subsidiaries of Ryerson Tull, Inc. (other than certain subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a significant subsidiary), three (3) of which are incorporated in the State of Delaware, one of which is incorporated in the State of Georgia and one of which is maintained under Delaware’s limited liability company laws, as noted below, and each of which is wholly owned by Ryerson Tull, Inc., are as follows as of December 31, 2004:

Joseph T. Ryerson & Son, Inc.

(a Delaware corporation)

J. M. Tull Metals Company, Inc.

(a Georgia corporation)

Ryerson Tull International, Inc.

(a Delaware corporation)

Ryerson Tull Procurement Corporation

(a Delaware corporation)

J&F Steel, LLC

(a Delaware limited liability company)